Exhibit 99.2

April 23, 2025

TO:	Autorité des marchés financiers
Alberta Securities Commission
Saskatchewan Financial Services Commission, Securities Division
Manitoba Securities Commission
Ontario Securities Commission
Office of the Administrator of Securities, New Brunswick
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Securities Commission of Newfoundland and Labrador

RE:	Report of Voting Results pursuant to section 11.3 of National Instrument 51‑102 – Continuous Disclosure Obligations (“NI 51‑102”)

Dear Sirs:

Following the annual meeting of shareholders of TFI International Inc. (the “Corporation”) held on April 23, 2025 (the “Meeting”), and in accordance with section 11.3 of NI 51‑102, we hereby advise you of the following voting results obtained at the Meeting:

1.
Election of Directors of the Corporation

A ballot was conducted with respect to the election of directors. The ten individuals named below were elected as directors of the Corporation until the next annual meeting of shareholders, with the following results:

NAME	FOR		AGAINST
	Number	%	Number	%
Leslie Abi-Karam	66,539,956	98.37	1,099,758	1.63
Alain Bédard	65,064,475	96.19	2,575,238	3.81
André Bérard	58,888,382	87.06	8,751,332	12.94
William T. England	66,205,426	97.88	1,434,288	2.12
Diane Giard	67,372,662	99.61	267,052	0.39
Debra Kelly-Ennis	59,184,832	87.50	8,454,882	12.50
Sébastien Martel	67,372,040	99.60	267,674	0.40
John M. Pratt	67,365,116	99.59	274,600	0.41
Joey Saputo	59,224,449	87.56	8,415,265	12.44
Rosemary Turner	67,267,089	99.45	372,626	0.55

2.
Appointment of Auditors

KPMG s.r.l./S.E.N.C.L.R were appointed as auditors of the Corporation by voice vote.

Proxies received by the Corporation prior to the Meeting with respect to the appointment were as follows:

Votes For		Votes Withheld
Number	%	Number	%
60,465,840	88.52	7,841,960	11.48

3.
Advisory Vote on Executive Compensation (“Say on Pay”)

A resolution set out in the management proxy circular of the Corporation dated March 12, 2025 (the “Circular”) approving, on an advisory basis, and not to diminish the role and responsibilities of the Board of Directors, the compensation of the Corporation’s Named Executive Officers as disclosed in the Circular, including the Compensation Discussion and Analysis, the accompanying compensation tables and the related narrative disclosure, was adopted on a voice vote.

Proxies received by the Corporation prior to the Meeting with respect to the resolution were as follows:

For		Against
Number	%	Number	%
59,525,456	88.00	8,114,259	12.00

TFI INTERNATIONAL INC.

per: (signed) Josiane M. Langlois

Josiane M. Langlois, Secretary